Exhibit 99.1

ITAMAR™ MEDICAL REPORTS RECORD THIRD QUARTER 2019 REVENUES

- Third Quarter Revenues Increase 33% to $8.1 Million -

- WatchPATTM Revenues Increase 32% in the Third Quarter to $7.6 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, November 26, 2019 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea with a focus on the cardiology market, today reported unaudited financial results for the three months and nine-month periods ended September 30, 2019.

“Continued recognition of the value of our technology coupled with success in executing our strategies to penetrate the market in key geographies resulted in another quarter of record revenue,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “Increasing market adoption of the WatchPAT 300 and enthusiastic response of our WatchPAT ONE demonstrate that our innovative products, which are differentiated by their ability to provide true sleep time, sleep architecture and automated scoring, are successfully addressing the unmet needs in sleep apnea testing. We are further expanding patient access to sleep apnea diagnosis and management through our comprehensive digital healthcare, cloud-based platform, which is transforming how, when and where sleep apnea testing and management is conducted. As we continue to make progress on our revenue growth goals, we believe we are now on track to achieve the high end of our previously announced range of 25% - 30% revenue growth in 2019, or approximately $31.0 million.”

Third Quarter 2019 Highlights and Recent Events

•	Achieved highest revenue quarter, including record WatchPAT and U.S. WatchPAT sales.

•	Received a purchase order of more than $2 million for WatchPAT 300 from a material customer.

•	Expanded coverage of WatchPAT in seven more Blue Cross Blue Shield plans, including Blue Shield of California and Blue Cross Blue Shield Federal Employee Plan, which updated their policies to include WatchPAT as a covered home sleep apnea diagnostic test.

•	Announced the release of the U.S. Centers for Medicare & Medicaid Services (CMS) 2020 Fee Schedule which are expected to continue to support and expand the broad use of its WatchPAT technology.

•	Continued to grow tests from the BioTel Heart collaboration in targeted geographies.

•	Announced the appointment of Dr. Jennifer Cook as Global Medical Director, to lead the Company’s continuing efforts in research, clinical and scientific priorities and oversee scientific collaborations with research institutes, medical associations and key opinion leaders.

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Third Quarter 2019 Financial Results

Revenues for the third quarter of 2019 increased 33% to $8.1 million, compared to $6.1 million in the same quarter in 2018. Revenue growth was driven by an increase in WatchPAT sales in the U.S., Japan and Europe and an increase in EndoPAT™ sales.

WatchPAT revenues for the third quarter of 2019 increased 32% to $7.6 million, compared to $5.7 million in the same quarter in 2018.

U.S. WatchPAT revenues for the third quarter of 2019 increased 23% to $5.8 million, compared to $4.7 million in the same quarter in 2018 excluding CPAP sales in the third quarter of 2018 and 17% including third quarter 2018 CPAP sales. Sales from disposables and renewable products were approximately 71% of WatchPAT revenues in the U.S. in the third quarter of 2019, compared to approximately 60% in the same quarter of 2018.

Gross profit for the third quarter of 2019 increased to $6.2 million, compared to $4.5 million in the same quarter in 2018. Gross profit margin for the third quarter of 2019 increased to 77.2%, compared to 74.3% in the same quarter in 2018.

Operating loss for the third quarter of 2019 was $1.0 million, compared to $0.8 million in the same quarter in 2018. The increase in operating loss was mainly due to an increase of $1.6 million in selling and marketing expenses associated with the expansion of the U.S. sales team into new geographical territories and verticals (27 territories and verticals as of September 30, 2019, compared to 21 territories and verticals as of September 30, 2018), and an increase of $0.2 million in general and administrative expenses, mainly due to the listing of the Company’s American Depositary Shares (ADSs) on Nasdaq in February 2019, partially offset by the increase in revenues.

Non-IFRS operating loss for the third quarter of 2019 was $0.5 million, compared to $0.3 million in the same quarter in 2018. Non-IFRS operating loss excludes approximately $0.5 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.5 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

Net loss for the third quarter of 2019 was $1.1 million, compared to $1.2 million in the same quarter in 2018.

Non-IFRS net loss for the third quarter of 2019 was $0.6 million, compared to $0.5 million in the same quarter in 2018. Non-IFRS net loss excludes approximately $0.5 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and loss from reevaluation of derivatives, compared to $0.7 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

As of September 30, 2019, the Company had cash, cash equivalents and short-term bank deposits of $17.4 million.

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Nine Months Ended September 30, 2019 Financial Results

Revenues for the nine months ended September 30, 2019 increased 22% to $21.5 million, compared to $17.6 million for the nine months ended September 30, 2018. Revenue growth for the first nine months of 2019 was mainly due to the same reasons as mentioned above.

WatchPAT revenues for the nine months ended September 30, 2019 increased 22% to $19.9 million, compared to $16.4 million for the nine months ended September 30, 2018.

U.S. WatchPAT revenues for the nine months ended September 30, 2019 increased 24% to $15.1 million, compared to $12.1 million for the nine months ended September 30, 2018 excluding CPAP sales in the third quarter of 2018 and 21% including third quarter 2018 CPAP sales.

Gross profit for the nine months ended September 30, 2019 increased to $16.6 million, compared to $13.4 million for the nine months ended September 30, 2018. Gross profit margin for the for the nine months ended September 30, 2019 was 77.3%, compared to 75.9% for the nine months ended September 30, 2018.

Operating loss for the nine months ended September 30, 2019 was $4.0 million, compared to $2.6 million for the nine months ended September 30, 2018. The increase in operating loss was mainly due to an increase of $3.7 million in selling and marketing expenses associated with the expansion of the U.S. sales team into new geographical territories and verticals, as described above and an increase of $0.6 million in general and administrative expenses, mainly due to the listing of the Company’s ADSs on Nasdaq in February 2019, partially offset by the increase in revenues.

Non-IFRS operating loss for the nine months ended September 30, 2019 was $2.4 million, compared to $1.3 million for the nine months ended September 30, 2018. Non-IFRS operating loss excludes approximately $1.6 million in share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $1.3 million of similar expenses for the nine months ended September 30, 2018 (see “Use of Non-IFRS Measures” below).

Net loss for the nine months ended September 30, 2019 was $4.3 million, compared to $1.5 million for the nine months ended September 30, 2018.

Non-IFRS net loss for the for the nine months ended September 30, 2019 was $3.1 million, compared to $2.2 million for the nine months ended September 30, 2018. Non-IFRS net loss excludes approximately $1.2 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $(0.7) million of similar expenses for the nine months ended September 30, 2018 (see “Use of Non-IFRS Measures” below).

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 877-407-3088

International: 201-389-0927

Israel toll-free: 1-809-406-247

Passcode: 13696169

Please log in approximately 10 minutes prior to the scheduled start time. The archived webcast will be available in the Events and Presentations section of the Company’s website for at least 60 days following the call.

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About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders and uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the cardiology market. The Company offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT®-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. Its digital health platform, including CloudPAT™ and SleePATH™, facilitates seamless and complete care pathway management in a complex environment. It also offers the EndoPAT™ system, an FDA-cleared device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and (v) loss (gain) from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expansion of the broad use of the WatchPAT technology, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7000

bshy@itamar-medical.com

Investor Relations Contact (U.S.)

Lazar FINN Partners

David Carey

Phone: 212-867-1762

david.carey@finnpartners.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30, 2019	December 31, 2018
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$8,426	$6,471
Short-term bank deposits	9,000	-
Trade receivables	6,157	6,549
Other receivables	1,246	1,018
Inventories	3,045	2,235
Total current assets	27,874	16,273

Non-current assets
Long-term restricted deposits and prepaid expenses	470	365
Long-term trade receivables	114	243
Property and equipment	1,408	1,213
Right-of-use assets	2,306	-
Intangible assets	377	298
Total non-current assets	4,675	2,119
Total assets	$32,549	$18,392

Liabilities
Current liabilities
Trade payables	$2,215	$1,517
Short-term employee benefits	316	222
Current maturities of lease liabilities	783	-
Short-term bank loan	5,000	5,000
Provisions	232	215
Accrued expenses	1,344	1,034
Other accounts payable	2,427	2,063
Total current liabilities	12,317	10,051

Non-current liabilities
Lease liabilities	1,649	-
Derivative instruments	-	442
Long-term employee benefits	167	159
Other long-term liabilities	1,120	1,052
Total non-current liabilities	2,936	1,653
Total liabilities	15,253	11,704

Equity
Ordinary share capital	874	748
Additional paid-in capital	125,351	111,486
Accumulated deficit	(108,929)	(105,546)
Total equity	17,296	6,688
Total liabilities and equity	$32,549	$18,392

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands (except per share data)
Revenues	$8,084	$6,061	$21,493	$17,607
Cost of revenues	1,840	1,559	4,869	4,239
Gross profit	6,244	4,502	16,624	13,368
Operating expenses:
Selling and marketing expenses	4,717	3,164	12,985	9,242
Research and development expenses	1,095	905	3,165	2,761
General and administrative expenses	1,411	1,208	4,491	3,932
Total operating expenses	7,223	5,277	20,641	15,935
Operating loss	(979)	(775)	(4,017)	(2,567)
Financial income from cash, deposits and investments	143	55	336	237
Financial expenses from leases, notes and loans	(299)	(200)	(895)	(961)
Gain (loss) from derivatives instruments, net	-	(224)	442	1,886
Financial income (expenses), net	(156)	(369)	(117)	1,162
Loss before taxes on income	(1,135)	(1,144)	(4,134)	(1,405)
Taxes on income	(12)	(59)	(135)	(110)
Net loss	$(1,147)	$(1,203)	$(4,269)	$(1,515)
Loss per share (in U.S. dollars):
Basic	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	333,902	286,723	332,069	274,497
Diluted	333,902	286,723	350,182	314,374

Loss per ADS (in U.S. dollars):
Basic	$(0.10)	$(0.13)	$(0.39)	$(0.17)
Diluted	$(0.10)	$(0.13)	$(0.40)	$(0.32)

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(1,147)	$(1,203)	$(4,269)	$(1,515)
Adjustments for:
Depreciation and amortization	385	108	1,059	351
Share-based payment	355	257	886	766
Change in provision for doubtful and bad debt	(2)	66	192	134
Net financial cost (income)	(3)	127	169	698
Loss (gain) from reevaluation of derivatives	-	224	(442)	(1,886)
Decrease (increase) in trade receivables	388	(98)	329	151
Increase in other accounts receivable	(59)	(98)	(249)	(279)
Decrease (increase) in inventories	(633)	412	(1,153)	(272)
Increase (decrease) in trade payables	199	(253)	724	(231)
Increase (decrease) in other accounts payable and accrued expenses	270	(360)	584	(227)
Increase (decrease) in employee benefits	(27)	(36)	102	80
Increase in provisions	10	4	17	10
Income tax expenses	12	-	135	51
Taxes paid during the period	-	(34)	(44)	(139)
Net interest paid during the period	(23)	(118)	(197)	(710)
Net cash used in operating activities	(275)	(1,002)	(2,157)	(3,018)
Cash flow from investing activities
Investment in short-term bank deposits	-	-	(9,000)	-
Increase in restricted long-term deposits	(68)	-	(68)	-
Sale of marketable securities	-	-	-	3,109
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(144)	(61)	(406)	(153)
Net cash provided by (used in) investing activities	(212)	(61)	(9,474)	2,956
Cash flow from financing activities
Proceeds from issuance of shares, net of share issuance costs	-	-	13,966	5,209
Short-term bank credit	-	-	-	5,000
Principle element of lease payments	(146)	-	(583)	-
Repayment of convertible notes	-	-	-	(9,939)
Repayment of shareholders’ loans	-	-	-	(435)
Issuance of shares due to the exercise of stock options	-	-	25	25
Net cash provided by (used in) financing activities	(146)	-	13,408	(140)
Increase (decrease) in cash and cash equivalents	(633)	(1,063)	1,777	(202)
Cash and cash equivalents at beginning of period	9,016	8,534	6,471	7,643
Effect of exchange rate fluctuations on balances of cash and cash equivalents	43	(9)	178	21
Cash and cash equivalent balance at end of period	$8,426	$7,462	$8,426	$7,462

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ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands

IFRS operating loss	$(979)	$(775)	$(4,017)	$(2,567)
Share-based payment	349	257	868	766
Depreciation and amortization of property and equipment and intangible assets	167	108	449	351
Change in provision for doubtful and bad debt	(2)	66	192	134
Expenses relating to reduction of manpower	-	-	115	-
Non-IFRS operating loss	$(465)	$(344)	$(2,393)	$(1,316)

IFRS net loss	$(1,147)	$(1,203)	$(4,269)	$(1,515)
Share-based payment	355	257	886	766
Depreciation and amortization of property and equipment and intangible assets	167	108	449	351
Change in provision for doubtful and bad debt	(2)	66	192	134
Expenses relating to reduction of manpower	-	-	115	-
Loss (gain) from reevaluation of derivatives	-	224	(442)	(1,886)
Non-IFRS net loss	$(627)	$(548)	$(3,069)	$(2,150)

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